UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 19 October, 2023

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens Announcements dated 18 October 2023: Resignation of Mr Andreas Schierenbeck as non-executive director of Sasol Limited

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)

Sasol Ordinary Share codes:	JSE: SOL	NYSE: SSL
Sasol Ordinary ISIN codes:	ZAE000006896	US8038663006
Sasol BEE Ordinary Share code:	JSE: SOLBE1	
Sasol BEE Ordinary ISIN code:	ZAE000151817	

(Sasol, the Company, Equity issuer)

Sasol Financing Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1998/019838/06)
Company code: SFIE
LEI: 378900A5BC68CC18C276
(Sasol Financing, the Company, Debt issuer)

RESIGNATION OF MR ANDREAS SCHIERENBECK AS NON-EXECUTIVE DIRECTOR OF SASOL LIMITED

Shareholders are advised in terms of paragraph 3.59 of the JSE Listings Requirements that Mr Andreas Schierenbeck has informed the Company that he will step down as non-executive director of Sasol Limited on 31 October 2023 and will therefore not be making himself available for election to the Board at the Annual General Meeting of the Company on 17 November 2023. Mr Schierenbeck's external business responsibilities are expanding, requiring significantly more dedication and time than originally envisaged. Additionally, there is a concern that some green energy sector opportunities that are being pursued by Sasol, and the timing of these decarbonisations efforts, may potentially place him in a conflict of interests.

The Chairman of the Board, Mr Sipho Nkosi, expressed appreciation for the contribution that Mr Schierenbeck has made to Sasol and said: "*On behalf of the Board I wish Andreas well for the future. We hope that there will be new opportunities on which Sasol and Mr Schierenbeck may work together, given our mutual interest in decarbonisation initiatives*".

18 October 2023
Johannesburg

Equity Sponsor
Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

Debt Sponsor
Rand Merchant Bank (A division of FirstRand Bank Limited)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 19 October 2023

By: /sgd/M du Toit
Name: M du Toit
Title: Group Company Secretary